SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: XPO Logistics, Inc.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

____________________________________________________________________________________________________________________________________________________________________

April 2021

Re:   Please Vote NO on the re-election of directors Jesselson, Papastavrou and Colucci (Item 1), AGAINST approval of Say on Pay (Item 3), and FOR the appointment of an independent chair (Item 5).

Dear XPO Shareholders:

There is something incongruous about XPO’s claim to have listened to shareholders following last year’s pay revolt – the third time in four years Say-on-Pay received more than 30% opposition – and the board’s decision to go ahead and grant yet another massive long-term incentive award to CEO Bradley Jacobs.1This time, the board granted CEO Jacobs a cash-based long-term incentive (LTI) award worth as much as $80 million -- the equivalent of more than 100 percent of net income to common shareholders in 2020. Worse, the award fully accelerates upon a change in control (seemingly in the absence of a qualifying termination of his employment), carries an abbreviated vesting schedule that could see half the award paid out in cash just 18 months after granting, and appears to have less-than-robust performance hurdles. This, coupled with the decision to modify the annual bonus plan mid-year, thereby facilitating a 165% or $3.3 million payout to CEO Jacobs, demands that investors not only vote against the Say-on-Pay resolution (Item 3), but -- owing to the persistency of XPO’s pay problems -- oppose the re-election of the incumbent members of the Compensation Committee: Michael Jesselson, Jason Papastavrou and Marlene Colucci (Item I.03, 1.05 and 1.07). Furthermore, we believe the endemic pay issues at XPO provide exemplary reasoning for appointing an independent board chair (Item 5).

Teamster affiliated pension and benefit funds have more than $100 billion invested in the capital markets and are long-term shareholders in XPO.

This is not a solicitation to vote your proxy.  Please DO NOT send us your proxy card as it will not be voted.

1 We acknowledge the company’s statement that the Compensation Committee “has committed to not grant additional awards to Mr. Jacobs, Mr. Cooper or Mr. Harik while the 2020 LTI remains outstanding,” but the Compensation Committee retains the discretion to change its mind in the event of unforeseen circumstances or if modifications are deemed necessary in connection with the spin-off of XPO’s global logistics business.  However, as we discuss in more detail below, XPO’s executive compensation practices are sufficiently problematic that this supposed “commitment” should offer little solace to stockholders.

Mega-Equity Grants Continue to Drive up CEO Pay

The latest award, granted in July 2020 with a target value of $40 million and a maximum payout of $80 million, marks the fourth massive LTI CEO Jacobs has received in the past five years. The first, awarded in 2016, ultimately paid out over $60 million in cash (the last tranche being paid in February 2020), while his 2018 and 2019 awards each had a grant date value, we estimate, in excess of $20 million.2Each prior award has been met with consternation from shareholders as the resulting one-year pay for CEO Jacobs topped that of peer companies in three of the past four years, as identified by ISS. Even with the Summary Compensation Table accounting for the latest award on a tranche-by-tranche basis -- and thus only including the actual payout for the first of the four tranches under CEO Jacobs 2020 pay (paid at 175% of target or $17.5 million) – we calculate that CEO Jacob’s 2020 compensation is more than 2.7 times the median of the company’s own selected peer group. This is even more striking when you consider that CEO Jacobs’ position as the company’s de facto founder and largest shareholder (circa 17% of the outstanding equity) ought to diminish the incentive and retention challenges that executive pay is supposed to ‘solve for.’ It is true, we agree, that the company’s stock has performed well under CEO Jacobs’ leadership, but front of mind should also be the fact that his equity stake has simultaneously risen in value from an initial $135 million stake in 2011 to more than $2.4 billion, as of the record date. In fact, the latest award appears particularly inappropriate given its granting during what appears to have been off and on discussions to split the company in two.3In addition to the not-insignificant matter of what happens to the award’s performance targets in a spin-off situation,4is the fact that going forward CEO Jacobs will run a far smaller business yet still be (over)paid as if he was still leading the combined entity.5Surely, it would have made more sense to hold off on the award so it could be best tailored to the needs of the reconfigured company.

New LTI Opportunity Lacks Rigor

Lengthy disclosure should not be mistaken for award rigor. Yes, there are extensive details of the 2020 LTI award’s structure – its 50% weighting to absolute cash flow per share, 25% to relative cash flow per share, and 25% to ESG metrics – but there are profound weaknesses in the award’s linkage to long-term value creation.

First, calling it a long-term incentive award is somewhat of a misnomer. The first tranche is tied to just six-month performance (2H 2020) and pays out on the first anniversary of the award (July 2021). The second tranche, if earned, will pay out just 18 months after the award was granted. In other words, up to $40 million in cash could be paid out in the first year and a half of the award. Only the third and fourth tranches appear truly long-term.6

This is not a solicitation to vote your proxy.  Please DO NOT send us your proxy card as it will not be voted.

2This treats the grants as full-value awards, in line with Institutional Shareholder Services’ methodology.

3In January 2020, XPO announced a review of strategic alternatives; however, that process was terminated in March amid the pandemic. Nevertheless, in early December 2020, XPO announced that the board had approved plans to spin off the logistics business (“GXO”). Jacobs will serve as CEO/chair of XPO and Chair of GXO.

4XPO says it will “recalibrate” the 2020 LTI goals post-spin, but in general has yet to determine (or disclose) how it intends to treat the substantial incentive awards outstanding for CEO Jacobs (see p. 52 of proxy).

5XPO has not provided pro forma breakdown of GXO, but logistics represents around 40% of current revenue.

Second, with the first tranche paying out at a combined 175% (or $17.5 million for CEO Jacobs), and the absolute cash flow per share portion vesting at 200%, it is not clear how appropriate were the original targets. Six months is a very short period of time to demonstrate such significant management-led outperformance, especially for a company reliant on consumer and industrial demand amid pandemic-induced uncertainty. Indeed, it is clear that the “V-shaped recovery” CEO Jacobs talked about on Q32020 earnings call caught everybody by surprise as the company reported record-third quarter EBITDA. Our concern, here, is less whether the targets were deliberately low-balled and more whether the award was appropriately structured given the volatility and uncertainty in the economy. Critically, based on recent guidance, not only does XPO expect to easily exceed the target for cash flow per share in 2021, but at the top end of the company’s guidance, 2021 results are ahead of the cash flow per share target established for 2023![7]Of course, the award includes other measures, most notably an ESG scorecard, which we generally welcome. However, even here, despite the reams of disclosure, it is not clear how rigorous these ESG benchmarks actually are. For instance, on compliance, the company is targeting an 85% completion rate for all mandatory and assigned compliance training courses (for each performance period). Why the company is not targeting a 100% completion rate is perplexing (and worrying).[8]

Third, and perhaps most troubling, the 2020 LTI award, like the earlier mega-awards, appears to have a single-trigger-vesting provision, allowing a huge windfall in the event of a change in control regardless of whether the individual has a qualifying termination. The “Potential Payments Upon Termination or Change of Control Table” in the proxy statement estimates that CEO Jacobs could receive more than $124 million in accelerated vesting of long-term incentive awards in the event of a “Change of Control and No Termination,” which is the same amount as if there were a “Change of Control and Termination Without Cause or for Good Reason.”[9]

This is not a solicitation to vote your proxy.  Please DO NOT send us your proxy card as it will not be voted.

6The third tranche is based on FY2022 results and vests Jan. 2024; the fourth on 2023 results and vests Jan. 2026.

7The absolute cash flow per share goals are $6.03 (2021), $6.93 (2022) and $7.63 (2023). Based on 2021 guidance (provided Feb. 2021) for EBITDA, interest expense and gross capital expenditures, XPO is expecting between $6.77 and $7.96 in cash flow per share in 2021. Moreover, the 2020 LTI targets in general represent a significant ratcheting down of growth expectations given the 2016 LTI award targeted (and exceeded) $6.39 in 2019, while the 2018 LTI targets $14.00 cash flow per share by 2022. Given that the company does not disclose its actual cash flow per share results, nor a full reconciliation of the metric in the proxy, it is difficult to gauge how the 2020 LTI award targets interact with the $9.08 EPS target for 2024, underlying the 2019 LTI award.

8Similarly, more context is required to assess how ambitious is the target goal of moving from a fuel efficiency of 7 mpg in 2020 to 7.5 mpg in 2021, 2022 and 2023.

9Section c(iii) of the 2020 LTI states: “if you remain employed through the Change of Control, the Earned Amount for any Tranche for which the Performance Period is scheduled to commence after the Change of Control shall vest in full, with such Earned Amount equal to the Target Amount.”

Modified EBITDA Gating Threshold Facilitated $3.3 million CEO Short-Term Incentive bonus

As troubling as we find the Compensation Committee’s record with respect to long-term incentive compensation, its record on short-term annual bonuses is also of concern. It is less that the company adjusted its hurdle rate to facilitate some sort of bonus, and more that the resulting bonus to CEO Jacobs was paid at 165% that troubles us, particularly in the absence of robust justification.

XPO’s bonus program, you will recall, lacks the rigor of most short-term incentive programs in not using an objective assessment of quantitative performance metrics to determine payouts for the NEOs. There is a ‘gating threshold,’ however, for the bonus pool to be funded, set at 90% of the adjusted EBITDA forecast.

Critically, amid the pandemic, funding of the 2020 bonus pool was only possible after the company issued lower guidance in the third quarter – from $1.79 billion in EBITDA to $1.35 billion, which the company ultimately exceeded by 3%.

With the bonus pool thus funded, the Compensation Committee subjectively considered “the company's performance against its strategic objectives [and] the importance of each NEO's role in relation to the holistic operation of the company” and in so doing determined to award the NEOs a payout of 165% of target, or $3.3 million in the case of CEO Jacobs. In justifying this payout level, the company, first, provides the “highlighted achievements of the CEO.” However, this ‘greatest hits’ omits any clear standard by which those achievements should be judged; and it is not obvious that these were goals spelled out in advance as opposed to post hoc rationales for a (generous) bonus. The company, second, points to the 165% payout received by the other corporate eligible employees, apparently based on adjusted EBITDA performance, stating that it “believes that STI decisions for the NEOs should be aligned with the payout for bonus-eligible employees.” However, this justification also elides a rigorous justification for why NEOs, as distinct from corporate employees in general, warranted a 165% payout after a reduced threshold had been met. Moreover, it fails to detail how exactly exceeding the revised EBITDA target by 3% generated a 165% payout.

Shareholders are ultimately in the dark as to why the Compensation Committee, from a retention and incentive perspective, thought it appropriate and necessary to pay the CEO a generous cash bonus – one which was only possible after a reduction in the gating threshold -- when it was simultaneously awarding him a $17.5 million cash ‘LTI’ award for the year.

Summary

Even with extensive disclosure and strong stock performance, XPO’s compensation is difficult to rationalize. The company has continued to use large ad hoc awards, over and above the objections of investors, that are simply outsized for a company of this size (and in particular going forward given the split). Worse, the latest award to CEO Jacobs is particularly poorly structured, with a potential $40 million payable in cash after just 18 months, the inclusion of a single trigger accelerated vesting provision, and financial hurdles that appear less than robust given recent performance.

This is not a solicitation to vote your proxy.  Please DO NOT send us your proxy card as it will not be voted.

For these reasons, and others discussed above, we urge investors to vote NO on the re-election of incumbent members of the Compensation Committee (Jesselson, Papastavrou and Colucci), AGAINST XPO’s Say-on-Pay (Item 3), and FOR the Teamsters proposal for an independent board chair (Item 5).

For more information, please contact Michael Pryce-Jones, Teamsters Capital Strategies Department by email at: mpryce-jones@teamster.org or by telephone at: 202-769-8842.

Sincerely,

Ken Hall

General Secretary-Treasurer

KH/cz

This is not a solicitation to vote your proxy.  Please DO NOT send us your proxy card as it will not be voted.